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                                                                 Exhibit (a)(14)

Electronic Mail Communication sent on January 8, 2002 to All Eligible Employees of Airspan Networks Inc.


Dear All

     On December 13, 2001 you received from Airspan Networks Inc. an offer for you to tender certain stock options you had received in the past in exchange for new options to be granted in July 2002 (the "Offer to Exchange"). The offer also contained other documents related to the offer (collectively, the "Offer Documents").

     Since filing the Offer Documents with the United States Securities and Exchange Commission ("SEC"), we have determined that the Offer to Exchange should be supplemented or amended to reflect the addition of certain information and clarifications that will assist you in making your determination of whether or not to tender your eligible options. We have made changes to the Offer to Exchange (the "Amended and Restated Offer to Exchange") and are filing it with the SEC today. The Amended and Restated Offer to Exchange is also enclosed with this e-mail. If you require a hard copy of any of the offer to exchange documentation please contact Barbara Sheard who will arrange for a copy to be sent to you.

     For your convenience, we are summarizing the changes that we have made to the Offer to Exchange as set forth in the Amended and Restated Offer to
Exchange:

     We have now added a summary of Airspan's financial statements and selected financial data for the prior two years and for the nine months ended September 30, 2001.

     We have clarified in the amended documentation that the estate of a person who dies after tendering his or her old options and prior to our issuance of new options is not entitled any specific compensation from Airspan. Of course Airspan could make a voluntary contribution the deceased's estate, but we just wanted to be clear that this would not be an obligation of Airspan's .

     We have provided more details about the right, where applicable, of an eligible employee to have withdrawal rights after the expiration of forty business days from the commencement of the Offer to the extent that Airspan has not yet accepted the options for payment.

     We have clarified that the exercise price of the new options will be the closing price of the Airspan common stock, as reported by Nasdaq, on the date that the new options are issued.

     We have amended the answers to questions and the sections dealing with the tax implications of tendering eligible options for exchange to advise employees outside of the USA and UK to obtain tax advice from their local tax or legal advisors. Airspan's Human Resources department will not be able to provide such tax advice to these employees.

     We have clarified that no additional new options will be issued between the expiry date of the offer and the date on which replacement options are issued to employees who have tendered options for exchange.

     We have removed the "forward incorporation" of documents we may file in the future with the SEC. Filings made by Airspan with the SEC during the offering period will be provided to you directly.

     We also made a change on page 44 of the original Offer, where we removed the last sentence in the section on Forward Looking Statements, as that sentence was inconsistent with our obligation under SEC rules to amend and promptly disseminate revised information to you in the event that our existing disclosure materially changes.

     The principal terms and conditions of the Offer are otherwise unchanged and the timing of the offering period remains the same.

     As stated in the Offer to Exchange, and in the Amended and Restated Offer to Exchange, you have until 5:00 p.m., Uxbridge, U.K. time on January 18, 2002 to tender your eligible options. If you have tendered your options already, please review the Amended and Restated Offer to Exchange and remember that your withdrawal rights will continue until January 18, 2002, or if not accepted by Airspan beginning again on February 8, 2002.

     If you have any questions about the changes or the Amended and Restated Offer to Exchange, please contact Peter Aronstam, David Brant or Barbara Sheard to discuss them.